Exhibit 99.1

FOR FURTHER INFORMATION AT THE COMPANY:

Julia Gouw   Steven Canup
Chief Financial Officer   Investor Relations
(626) 583-3512   (626) 583-3775

EAST WEST BANCORP REPORTS 27% INCREASE IN EARNINGS PER SHARE FOR FOURTH QUARTER OF 2004

Company records eighth consecutive year of record earnings

San Marino, CA – January 27, 2005 – East West Bancorp, Inc. (Nasdaq: EWBC), parent company of East West Bank, one of the nation's premier community banks and a leading institution focused on the Chinese-American and other niche markets, today reported financial results for the fourth quarter of 2004. Net income for the fourth quarter equaled a record $22.6 million, a 38% increase from a year ago. Fully diluted earnings per share for the fourth quarter increased 27% to $0.42 from $0.33 in the prior year period. The growth in earnings in the fourth quarter was largely attributable to a significant increase in net interest income resulting from strong loan growth as well as continued operating efficiencies. Fourth quarter 2004 earnings included a net gain on the sale of the Company's two corporate offices that contributed approximately $0.02 per share.

Return on average assets for the fourth quarter was 1.57%, while return on average equity for the quarter was 18.13%. The effective tax rate for the quarter equaled 36.7% compared to 33.2% for the fourth quarter of 2003. Pretax income for the fourth quarter of 2004 totaled $35.8 million, a 46% increase over the year ago figure.

For the full year 2004, net income increased by 32% to $78.0 million. Fully diluted earnings per share for the year increased 25% to $1.49 from $1.19 in 2003. This marks the eighth consecutive year in which the Company has reported record full year earnings per share. Return on average assets for the year equaled 1.57% while return on average equity equaled 17.86%.

Fourth quarter highlights include:

- Gross loans increased 57% over prior year to a record $5.1 billion;
- Total deposits were $4.5 billion, a 37% increase over prior year;
- Fourth quarter net interest margin equaled 4.34%;
- Cost of deposits for the quarter of 1.15%;
- Efficiency ratio of 36.39%;
- Total nonperforming assets were 0.09% of total assets

Dominic Ng, Chairman, President and CEO of East West commented, "We have worked diligently to balance both long term strategy with short term financial performance and believe that 2004 demonstrates our success. We delivered our eighth consecutive year of record earnings, while maintaining exceptional asset quality and loss ratios. In addition, we continued to make prudent investments in our operations, including the addition of seasoned, skilled lending officers and additional back office support staff, in order to properly manage our current portfolio and support future growth. We are glad to end 2004 with not only the highest level of income, but also the strongest balance sheet and capital in our history."

Management Guidance

The Company reaffirmed its guidance for 2005. Management estimates that fully diluted earnings per share for the full year 2005 will range from $1.76 to $1.78. The EPS guidance is based on the following assumptions:

- Annual loan growth of 18% to 20%
- Annual deposit growth of 15% to 17%
- Annual increase in noninterest expense of 19% to 23%
- Operating efficiency ratio between 36% and 38%
- An effective tax rate between 38% and 39%
- A stable interest rate environment and a net interest margin between 4.35% and 4.40%

Mr. Ng commented on the Bank's outlook for 2005, "Our initial outlook for 2005 calls for an approximately 20% growth in EPS, driven primarily by our continued market share gains in our lending and deposit activities. We anticipate that our loan growth will moderate from the robust pace of 2004 to a more sustainable long-term level. We will also have a keen focus on the generation of core deposits this year, achieving more of an equilibrium between loan and deposit growth. Assuming a flat interest rate environment, we believe that a relatively balanced loan and deposit growth rate will result in modest growth in the net interest margin. "

Balance Sheet Summary

At December 31, 2004, total assets were a record $6.0 billion, 49% above total assets of $4.1 billion at December 31, 2003. The growth in assets was primarily attributable to the growth of the loan portfolio. Gross loans at December 31, 2004 were $5.1 billion, an increase of 57% over $3.3 billion at December 31, 2003. Organic loan growth for the year, which excludes the impact of the Trust Bank acquisition, equaled $1.7 billion, or 52%.

During the fourth quarter of 2004, the commercial real estate, multifamily, residential real estate, and construction segments contributed the largest dollar volume to the growth of the loan portfolio, although all segments increased at a double-digit annualized rate. Based on the current loan pipeline and anticipated growth in the portfolio, management expects that the composition of the loan portfolio for 2005 will be similar to that in 2004. Management believes that the underwriting characteristics of its real estate loans provide the most attractive risk profile in the current market and believes that real estate loans will continue to account for the majority of loan growth in 2005.

Average earning assets for the fourth quarter were $5.5 billion, 49% higher than for the fourth quarter of 2003. The growth in average earning assets was primarily driven by a 58% increase in average loans to $4.9 billion. The yield on average earning assets for the quarter was 5.63%, an increase from the 5.25% in the year ago quarter. The increase in yield on average assets is attributable to recent increases in interest rates by the Federal Reserve, as well as loans comprising a larger percentage of average earning assets in 2004.

Total deposits at December 31, 2004 were $4.5 billion, a 37% increase over total deposits of $3.3 billion at December 31, 2003. Organic deposit growth for 2004, which excludes the acquisition of Trust Bank, totaled $1.0 billion, or 31%. Core deposits at December 31, 2004 totaled $2.3 billion, an increase of 27% over $1.8 billion at December 31, 2003, with organic core deposits for the year increasing 24%. Average deposits for the fourth quarter totaled $4.3 billion, 34% above the figure for the prior year period, while average core deposits were $2.2 billion, 28% greater than a year ago.

The growth in average deposits was primarily driven by strong increases in time, money market, and noninterest bearing demand deposits. Core deposit growth was driven primarily by the Bank's efforts to expand its small- and mid-sized commercial customer base.

The average cost of deposits for the fourth quarter increased to 1.15% from 0.84% for the fourth quarter of 2003. The cost of funds for the fourth quarter equaled 1.35%, compared to 0.95% for the prior year period. The increase in the cost of deposits for the year-over-year period is primarily attributable to higher market interest rates on selected deposit categories. The increase in the cost of funds resulted primarily from the higher cost for deposits and FHLB advances. Management anticipates moderate increases in rates paid in selected deposit categories in 2005. In response, the Bank has initiated deposit gathering programs, with a focus on small- to mid-sized commercial customers, in order to increase the balance of core deposits and to moderate increasing deposit rates.

Operating Results

Net interest income for the fourth quarter climbed 49% to a record $59.3 million, representing a net interest margin of 4.34%, compared to 4.34% a year ago and 4.24% in the previous quarter. The sequential quarter increase in net interest margin is attributable to the impact of the increases in market interest rates during the quarter, as well as the continued growth in the loan portfolio.

East West provided $5.0 million for loan losses during the fourth quarter, compared to $2.3 million in the year ago quarter. The increased provision reflects the strong rate of growth in loans, offset by the sustained low levels of nonperforming assets. Given the current trends in the loan portfolio and origination activities, management believes that the provision for loan losses should remain consistent with the fourth quarter level for the foreseeable future.

Noninterest income for the fourth quarter totaled $8.7 million, 3% higher than the year ago level. Core noninterest income for the quarter, which excludes non-recurring gains on sales of loans, securities and other assets, declined to $5.6 million from $7.9 million in the prior year period.

The decline in core noninterest income is primarily attributable to three factors:

- A $1.2 million decline in income from secondary marketing activities due to a customer shift to variable rate and hybrid mortgages that the Bank retains in its portfolio.
- A $385,000 decline in loan fees, primarily related to timing of recognition of selected loan fees.
- Approximately $200,000 of the decline in other income is due to the expiration of certain operating leases that generated noninterest income for the Bank and the loss of rental income from the earlier sale of the bank's Torrance branch building.

Total noninterest expense for the fourth quarter was $27.2 million, 27% above a year ago. Cash operating expenses, which exclude the amortization of intangibles and investments in affordable housing partnerships, totaled $24.7 million for the quarter, a 30% increase over the prior year period. The increase in noninterest expense over the prior year period is primarily due to higher compensation related to the addition of the Trust Bank staff and the expansion of the Company's lending officers. In addition, total expense levels were also impacted by higher occupancy expenses due to the addition of new branches and offices, and higher other expenses, which can be attributed to overall deposit and loan growth. An increase in expenses of approximately $1.1 million during the quarter was related to both additional advertising costs and Sarbanes Oxley compliance activities. Management anticipates that based on the expected growth of the bank in 2005, operating expenses should increase by 19% to 23%.

East West generated a 36.39% operating efficiency ratio for the fourth quarter of 2004, compared to 39.42% a year ago. The year-over-year improvement in efficiency ratio is attributable to increased efficiencies in the Bank's operating platform and the significant growth in net interest income. Management anticipates an efficiency ratio for 2005 in the 36% to 38% range.

The effective tax rate for the fourth quarter was 36.7% compared to 33.2% a year ago. Management expects an effective tax rate for 2005 of between 38% and 39%.

Asset Quality

Total nonperforming assets were $5.2 million, or 0.09% of total assets at December 31, 2004, which compares with $6.6 million, or 0.16% of total assets, at December 31, 2003. The nonperforming asset ratio increased slightly from the record low experienced in the third quarter of 2004, but remained well within management's targeted level of risk. Nonaccrual loans at December 31, 2004 were $4.9 million, or 0.10% of total loans, compared to $5.3 million, or 0.16% of total loans, a year ago.

Net chargeoffs for the quarter totaled $837,000, or an annualized 0.07% of average loans, compared to net chargeoffs of $142,000, or an annualized 0.02% of average loans, for the fourth quarter of 2003.

Management believes that the overall level of asset quality remains sound and that nonperforming assets should continue to be below 0.50% of total assets and that net chargeoffs should remain below an annualized 0.35% in 2005.

The allowance for loan losses at December 31, 2004 was $50.9 million, or 0.99% of total loans and 1,033% of nonaccrual loans, compared to $39.2 million, or 1.20% of total loans and 739% of nonaccrual loans at December 31, 2003.

Capitalization

East West continues to be well capitalized under all regulatory guidelines, with a Tier I risk-based capital ratio of 9.83%, a total risk-based capital ratio of 10.93% and a Tier I leverage ratio of 9.08%. Total stockholders' equity as of December 31, 2004 was $514.3 million, representing a book value per share of $9.80. East West did not repurchase any shares during the quarter.

About East West

East West Bancorp is a publicly owned company, with $6.0 billion in assets, whose stock is traded on the Nasdaq National Market under the symbol "EWBC". The company's wholly owned subsidiary, East West Bank, is the one of the largest independent commercial bank headquartered in Los Angeles. East West Bank serves the community with 43 branches throughout Los Angeles, Orange, San Francisco, Alameda, Santa Clara, and San Mateo counties and a Beijing Representative Office in China. It is also one of the largest financial institutions in the nation focusing on the Chinese-American community. For more information on East West Bancorp, visit the company's website at www.eastwestbank.com.

Forward-Looking Statements

This release may contain forward-looking statements, which are included in accordance with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and accordingly, the cautionary statements contained in East West Bancorp's Annual Report on Form 10-K for the year ended Dec. 31, 2004 (See Item I -- Business, and Item 7 -- Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations), and other filings with the Securities and Exchange Commission are incorporated herein by reference. These factors include, but are not limited to: the effect of interest rate and currency exchange fluctuations; competition in the financial services market for both deposits and loans; EWBC's ability to efficiently incorporate acquisitions into its operations; the ability of EWBC and its subsidiaries to increase its customer base; the effect of regulatory and legislative action, including recently enacted California tax legislation and an announcement by the state's Franchise Tax Board regarding the taxation of Registered Investment Companies; and regional and general economic conditions. Actual results and performance in future periods may be materially different from any future results or performance suggested by the forward-looking statements in this release. Such forward-looking statements speak only as of the date of this release. East West expressly disclaims any obligation to update or revise any forward-looking statements found herein to reflect any changes in the Bank's expectations of results or any change in events.

EAST WEST BANCORP, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited)
(In thousands, except per share amounts)

	December 31, 2004	December 31, 2003	% Change
Assets			
Cash and cash equivalents	$ 93,075	$ 141,589	(34)
Investment securities	534,552	445,736	20
Loans (net of allowance for loan losses of $50,884 and $39,246)	5,080,454	3,234,133	57
Premiums on deposits acquired, net	7,723	7,565	2
Goodwill	43,702	28,710	52
Other assets	269,374	197,700	36
Total assets	$ 6,028,880	$ 4,055,433	49
Liabilities and Stockholders' Equity			
Deposits	$ 4,522,517	$ 3,312,667	37
Short-term borrowings	-	12,000	(100)
FHLB advances	860,803	281,300	206
Accrued expenses and other liabilities	62,757	53,589	17
Notes payable	11,018	2,192	403
Junior subordinated debt	57,476	31,702	81
Total liabilities	5,514,571	3,693,450	49
Stockholders' equity	514,309	361,983	42
Total liabilities and stockholders' equity	$ 6,028,880	$ 4,055,433	49
Book value per share (1)	$ 9.80	$ 7.41	32
Number of shares at period end (1)	52,501	48,857	7

Ending Balances

	December 31, 2004	December 31, 2003	% Change
Loans			
Residential first mortgage	$ 327,554	$ 146,686	123
Real estate - multifamily	1,121,107	809,311	39
Real estate - commercial	2,556,827	1,558,594	64
Real estate - construction	348,501	179,544	94
Commercial business	438,537	311,133	41
Trade finance	155,809	120,809	29
Consumer	185,159	147,150	26
Total gross loans	$ 5,133,494	$ 3,273,227	57
Unearned fees, premiums and discounts	(2,156)	152	(1,518)
Allowance for loan losses	(50,884)	(39,246)	30
Net loans	$ 5,080,454	$ 3,234,133	57
Deposits			
Noninterest-bearing demand	$ 1,097,851	$ 922,946	19
Interest-bearing checking	334,747	276,390	21
Money market	507,949	289,217	76
Savings	340,399	301,154	13
Total core deposits	2,280,946	1,789,707	27
Time deposits	2,241,571	1,522,960	47
Total deposits	$ 4,522,517	$ 3,312,667	37

(1) Prior period amounts have been restated to reflect the 2 for 1 stock split on June 21, 2004.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)
(In thousands, except per share amounts)

		For The Three Months Ended December 31,		
		2004	2003	% Change
Interest and dividend income				
Loans receivable, including fees	$	72,490	$ 43,682	66
Investment securities available for sale		3,806	4,130	(8)
FHLB and FRB stock		435	160	172
Short-term investments		32	219	(85)
Total interest and dividend income		76,763	48,191	59
Interest expense				
Customer deposits		(12,346)	(6,740)	83
FHLB advances		(4,207)	(1,037)	306
Junior subordinated debt		(929)	(583)	59
Short-term borrowings		(30)	(21)	43
Total interest expense		(17,512)	(8,381)	109
Net interest income		59,251	39,810	49
Provision for loan losses		(5,000)	(2,300)	117
Net interest income after				
provision for loan losses		54,251	37,510	45
Noninterest income		8,733	8,503	3
Noninterest expense		(27,212)	(21,463)	27
Income before taxes		35,772	24,550	46
Income taxes		(13,123)	(8,143)	61
Net income	$	22,649	$ 16,407	38
Net income per share, basic (1)	$	0.43	$ 0.34	26
Net income per share, diluted (1)	$	0.42	$ 0.33	27
Shares used to compute				
per share net income:				
- Basic (1)		52,204	48,592	7
- Diluted (1)		53,934	50,186	7

		For The Year Ended December 31,		
		2004	2003	% Change
Interest and dividend income				
Loans receivable, including fees	$	235,385	$ 159,910	47
Investment securities available for sale		14,597	16,309	(10)
FHLB and FRB stock		1,449	494	193
Short-term investments		639	1,830	(65)
Total interest and dividend income		252,070	178,543	41
Interest expense				
Customer deposits		(37,896)	(29,946)	27
FHLB advances		(11,801)	(2,959)	299
Junior subordinated debt		(3,139)	(2,280)	38
Short-term borrowings		(61)	(47)	30
Total interest expense		(52,897)	(35,232)	50
Net interest income		199,173	143,311	39
Provision for loan losses		(16,750)	(8,800)	90
Net interest income after				
provision for loan losses		182,423	134,511	36
Noninterest income		31,826	32,766	(3)
Noninterest expense		(92,916)	(77,617)	20
Income before taxes		121,333	89,660	35
Income taxes		(43,311)	(30,668)	41
Net income	$	78,022	$ 58,992	32
Net income per share, basic (1)	$	1.54	$ 1.23	25
Net income per share, diluted (1)	$	1.49	$ 1.19	25
Shares used to compute				
per share net income:				
- Basic (1)		50,654	48,112	5
- Diluted (1)		52,297	49,486	6

(1) Prior period amounts have been restated to reflect the 2 for 1 stock split on June 21, 2004.

SELECTED FINANCIAL INFORMATION
(unaudited)
(Dollars in thousands)

Average Balances

	For The Three Months Ended December 31,		
	2004	2003	% Change
Loans			
Residential first mortgage	$ 295,410	$ 196,334	50
Real estate - multifamily	1,093,519	769,202	42
Real estate - commercial	2,466,120	1,432,746	72
Real estate - construction	335,737	178,248	88
Commercial business	414,518	298,681	39
Trade finance	147,095	120,774	22
Consumer	181,957	135,282	35
Total loans	4,934,356	3,131,267	58
Investment securities	467,206	449,670	4
Earning assets	5,457,480	3,670,280	49
Total assets	5,760,006	3,918,881	47
Deposits			
Noninterest-bearing demand	1,024,010	851,301	20
Interest-bearing checking	317,694	288,389	10
Money market	519,695	272,094	91
Savings	341,554	310,075	10
Total core deposits	2,202,953	1,721,859	28
Time deposits	2,077,100	1,477,807	41
Total deposits	4,280,053	3,199,666	34
Interest-bearing liabilities	4,165,070	2,660,143	57
Stockholders' equity	499,701	349,685	43

	For The Year Ended December 31,		
	2004	2003	% Change
Loans			
Residential first mortgage	$ 217,055	$ 156,217	39
Real estate - multifamily	954,020	709,220	35
Real estate - commercial	2,072,179	1,200,946	73
Real estate - construction	267,432	177,006	51
Commercial business	362,930	276,204	31
Trade finance	131,236	111,439	18
Consumer	165,672	123,588	34
Total loans	4,170,524	2,754,620	51
Investment securities	440,456	457,234	(4)
Earning assets	4,701,530	3,362,864	40
Total assets	4,980,027	3,600,465	38
Deposits			
Noninterest-bearing demand	950,890	796,800	19
Interest-bearing checking	291,761	267,981	9
Money market	416,548	224,951	85
Savings	322,511	290,251	11
Total core deposits	1,981,710	1,579,983	25
Time deposits	1,798,397	1,476,099	22
Total deposits	3,780,107	3,056,082	24
Interest-bearing liabilities	3,520,631	2,430,309	45
Stockholders' equity	436,735	325,645	34

- more -

SELECTED FINANCIAL INFORMATION
(unaudited)
(Dollars in thousands)

	For The Three Months Ended December 31,			For The Year Ended December 31,		
	2004	2003	% Change	2004	2003	% Change
Selected Ratios						
For The Period						
Return on average assets	1.57%	1.67%	(6)	1.57%	1.64%	(4)
Return on average equity	18.13%	18.77%	(3)	17.86%	18.12%	(1)
Interest rate spread	3.95%	3.99%	(1)	3.86%	3.86%	0
Net interest margin	4.34%	4.34%	0	4.24%	4.26%	(0)
Yield on earning assets	5.63%	5.25%	7	5.36%	5.31%	1
Cost of deposits	1.15%	0.84%	37	1.00%	0.98%	2
Cost of funds	1.35%	0.95%	42	1.18%	1.09%	8
Noninterest expense/						
average assets (2)	1.72%	1.94%	(11)	1.67%	1.92%	(13)
Efficiency ratio (2)	36.39%	39.42%	(8)	36.05%	39.16%	(8)
Net chargeoffs to						
average loans (annualized)	0.07%	0.02 %	250	0.12%	0.06%	100
Period End						
Tier 1 risk-based						
capital ratio				9.83%	9.66%	2
Total risk-based						
capital ratio				10.93%	10.87%	1
Tier 1 leverage ratio				9.08%	9.13%	(1)
Nonperforming assets						
to total assets				0.09%	0.16%	(44)
Nonaccrual loans						
to total loans				0.10%	0.16%	(38)
Allowance for loan losses						
to total loans				0.99%	1.20%	(18)
Allowance for loan losses						
to nonaccrual loans				1,033.39%	738.96%	40

	For The Three Months Ended December 31,			For The Year Ended December 31,		
	2004	2003	% Change	2004	2003	% Change
Noninterest income:						
Loan fees	$ 783	$ 1,168	(33)	$ 4,751	$ 4,163	14
Branch fees	1,660	1,824	(9)	6,987	7,232	(3)
Letters of credit fees						
and commissions	2,008	2,002	0	7,979	7,123	12
Net gain (loss) on sale of fixed assets	2,099	(14)	15,094	3,030	(167)	1,914
Net gain on sale of loans	296	47	530	569	401	42
Net gain on securities	781	566	38	2,262	1,951	16
Income from secondary market activities	130	1,365	(90)	998	5,657	(82)
Other	976	1,545	(37)	5,250	6,406	(18)
Total	$ 8,733	$ 8,503	3	$ 31,826	$ 32,766	(3)
Noninterest expense:						
Compensation and other						
employee benefits	$ 11,443	$ 8,265	38	$ 39,136	$ 31,844	23
Net occupancy of premises	3,464	2,845	22	12,158	10,314	18
Deposit insurance premiums						
and regulatory assessments	230	172	34	802	722	11
Data processing	588	547	7	2,122	1,868	14
Amortization of positive intangibles	603	519	16	2,215	1,989	11
Amortization of investments in						
affordable housing partnerships	1,868	1,901	(2)	7,427	6,677	11
Other	9,016	7,214	25	29,056	24,203	20
Total	$ 27,212	$ 21,463	27	$ 92,916	$ 77,617	20

(2) Excludes the amortization of intangibles and investments in affordable housing partnerships.

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